UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BIOCEPT, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

09072V204
(CUSIP Number)

September 20, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 14 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 09072V204	Page 2 of 14

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 394,263
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 394,263
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 09072V204	Page 3 of 14

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 394,263
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 394,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 09072V204	Page 4 of 14

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 394,263
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 394,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

 SCHEDULE 13G

CUSIP NO. 09072V204	Page 5 of 14

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 394,263
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 394,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 09072V204	Page 6 of 14

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 394,263
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 394,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 09072V204	Page 7 of 14

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 394,263
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 394,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 09072V204	Page 8 of 14

Item 1.

(a)	Name of Issuer:

Biocept, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

5810 Nancy Ridge Drive

San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410

Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 09072V204	Page 9 of 14

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock (“Common Stock”)

(e)	CUSIP Number:

09072V204

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G

CUSIP NO. 09072V204	Page 10 of 14

Item 4.	Ownership.

Reporting person	Amount beneficially owned:	Percent of class[1]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	394,263	9.99%	0	394,263	0	394,263
Lincoln Park Capital, LLC	394,263	9.99%	0	394,263	0	394,263
Rockledge Capital Corporation	394,263	9.99%	0	394,263	0	394,263
Joshua B. Scheinfeld	394,263	9.99%	0	394,263	0	394,263
Alex Noah Investors, Inc.	394,263	9.99%	0	394,263	0	394,263
Jonathan I. Cope	394,263	9.99%	0	394,263	0	394,263

[1]	Based on information provided to the Reporting Persons by the Issuer, there were a total of 3,904,739 shares of Common Stock outstanding as of September 20, 2018, after giving effect to the Issuer’s public offering of Common Stock and pre-funded warrants and concurrent private placement of warrants to purchase Common Stock on September 20, 2018 to certain investors, including LPC Fund.

As of September 20, 2018, LPC Fund owned, after giving effect to the Issuer’s public offering of Common Stock and pre-funded warrants and concurrent private placement of warrants to purchase Common Stock on September 20, 2018 to certain investors, including LPC Fund, directly, the following securities of the Issuer: (i) 352,413 shares of outstanding Common Stock; (ii) a pre-funded warrant to purchase 120,000 shares of Common Stock, subject to a 9.99% beneficial ownership cap, acquired by LPC Fund in the Issuer’s public offering of Common Stock and pre-funded warrants to purchase Common Stock on September 20, 2018 (the “September 2018 Pre-Funded Warrant”); (iii) a warrant to purchase up to 417,438 shares of Common Stock, acquired by LPC Fund in the Issuer’s private placement of warrants to purchase Common Stock on September 20, 2018 (the “September 2018 Warrant”); (iv) shares of Series A Preferred Stock that are convertible into 169,727 shares of Common Stock, subject to a 4.99% beneficial ownership cap (which, by notice to the Issuer dated September 20, 2018, LPC Fund has elected to increase from 4.99% to 9.99%, effective 61 days after such notice date), acquired by LPC Fund in August 2018 (the “August 2018 Preferred”); (v) a warrant to purchase up to 298,980 shares of Common Stock, subject to a 4.99% beneficial ownership cap (which, by notice to the Issuer dated September 20, 2018, LPC Fund has elected to increase from 4.99% to 9.99%, effective 61 days after such notice date), acquired by LPC Fund in August 2018 (the “August 2018 Warrant”); (vi) a warrant to purchase up to 33,333 shares of Common Stock, subject to a 4.99% beneficial ownership cap (which, by notice to the Issuer dated September 20, 2018, LPC Fund has elected to increase from 4.99% to 9.99%, effective 61 days after such notice date), acquired by LPC Fund in January 2018 (the “January 2018 Warrant”); (vii) a warrant to purchase up to 4,167 shares of Common Stock, subject to a 4.99% beneficial ownership cap (which, by notice to the Issuer dated September 20, 2018, LPC Fund has elected to increase from 4.99% to 9.99%, effective 61 days after such notice date), acquired by LPC Fund in October 2017 (the “October 2017 Warrant”); and (viii) a warrant to purchase up to 7,500 shares of Common Stock, subject to a 4.99% beneficial ownership cap (which, by notice to the Issuer dated September 20, 2018, LPC Fund has elected to increase from 4.99% to 9.99%, effective 61 days after such notice date), acquired by LPC Fund in October 2016 (the “October 2016 Warrant” which, collectively with the September 2018, August 2018, January 2018 and the October 2017 Warrant, the “Warrants”).

SCHEDULE 13G

CUSIP NO. 09072V204	Page 11 of 14

Accordingly, as of September 20, 2018, LPC Fund directly beneficially owned an aggregate of approximately 394,263 shares of Common Stock, consisting of: (i) 352,413 shares of outstanding Common Stock, after giving effect to the Issuer’s public offering of Common Stock and pre-funded warrants and concurrent private placement of warrants to purchase Common Stock on September 20, 2018 to certain investors, including LPC Fund; and (ii) 41,850 shares of Common Stock, representing the approximate maximum number of shares of Common Stock that may be acquired by LPC Fund as of September 20, 2018 upon exercise of the September 2018 Pre-Funded Warrant without exceeding the 9.99% beneficial ownership limitation on the exercise of such warrant contained therein.

Due to the number of shares of outstanding Common Stock owned by LPC Fund as of September 20, 2018, which represented approximately 9.03% of the then outstanding shares of Common Stock, after giving effect to the Issuer’s public offering of Common Stock and concurrent private placement of warrants to purchase Common Stock on September 20, 2018 to certain investors, including LPC Fund, neither the August 2018 Preferred, August 2018 Warrant, nor the January 2018, nor the October 2017 nor the October 2016 Warrant were exercisable by LPC Fund as of September 20, 2018, due to the 4.99% beneficial ownership limitations on the exercise of such warrants that were then in effect (which will remain in effect until the election to increase such percentage beneficial ownership limitation to 9.99% made by LPC Fund on September 20, 2018 becomes effective).

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 09072V204	Page 12 of 14

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 09072V204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2018

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC			BY: ROCKLEDGE CAPITAL CORPORATION

BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC			BY: ALEX NOAH INVESTORS, INC.

BY: ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement